FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  BG Group plc

                      Notification of Interests in Shares


Frank Chapman - Executive Director

The Company has received notification from Mr Frank Chapman, Chief Executive, that on 31 August 2005 he exercised an option under the BG Group Company Share Option Scheme over 11,173 ordinary shares of 10p each, at a price of GBP2.685 per share. Subsequently 7,222 shares, arising from this exercise, were sold at a price of GBP5.038764 per share.

As a result, Mr Chapman's beneficial interests in the ordinary share capital of BG Group plc are 229,421 shares, representing 0.006% of the shares in issue.

Charles Bland - Person discharging managerial responsibility

The Company has also received notification from Charles Bland, Executive Vice President Policy & Corporate Affairs, that on 31 August 2005 he exercised options under the BG Group Company Share Option Scheme over a total of 58,782 ordinary shares of 10p each comprising 24,934 at a price of GBP2.685 per share and 33,848 at a price of GBP2.5634 per share.

Subsequently 53,584 shares, arising from this exercise, were sold at a price of GBP5.038764 per share.

As a result, Mr Bland's beneficial interests in the ordinary share capital of BG Group plc are 30,053 shares, representing 0.0008% of the shares in issue.


1 September 2005
Website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 01 September 2005                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary